Filed Pursuant to Rule 433

Registration Statement, as amended (No. 333-214360)

August 7, 2019

NiSource Inc.

$750,000,000 2.950% Notes due 2029

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated August 7, 2019)

Issuer:	NiSource Inc.

Security:	2.950% Notes due 2029 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (negative)/BBB (stable)

Size:	$750,000,000

Public Offering Price:	99.826% of the principal amount

Maturity Date:	September 1, 2029

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price/Yield:	106-10+/1.670%

Spread to Benchmark Treasury:	T+130 basis points

Yield to Maturity:	2.970%

Optional Redemption Terms:	Make-whole call at any time prior to June 1, 2029 (the “Par Call Date”) at 20 basis points spread over Treasury Benchmark (calculated to the Par Call Date).
Callable on or after the Par Call Date at par.

Coupon:	2.950%

Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2020

Initial Interest Accrual Date:	August 12, 2019

Format:	SEC Registered

Transaction Date:	August 7, 2019

Expected Settlement Date**:	August 12, 2019 (T+3)

CUSIP/ISIN:	65473P AH8/ US65473PAH82

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC

Co-Managers:	BofA Securities, Inc. Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Notes against payment for the Notes on or about August 12, 2019, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, Mizuho Securities USA LLC, toll-free at 1-866-271-7403, or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.